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                             March 12, 2024

       Liu Xiaohua
       Chief Executive Officer
       Star Fashion Culture Holdings Limited
       12F, No. 611, Sishui Road
       Huli District, Xiamen
       People   s Republic of China

                                                        Re: Star Fashion
Culture Holdings Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
28, 2024
                                                            CIK No. 0002003061

       Dear Liu Xiaohua:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 6, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 28, 2024

       Cover Page

   1. We note your response to prior comment 1 but are unable to locate where you have revised your disclosure
accordingly and reissue. Amend your disclosure here and in the summary risk factors
and risk factors sections to state that, to the extent cash in the business is in the PRC
or Hong Kong or in a PRC or Hong Kong entity, the funds may not be available to fund
operations or for other use outside of the PRC or Hong Kong due to interventions in or the
imposition of restrictions and limitations on the ability of you or your subsidiaries by
the PRC government to transfer cash. Your disclosure in the sixteenth paragraph on the cover
page speaks only to cash "in the PRC" and references "PRC
 Liu Xiaohua
Star Fashion Culture Holdings Limited
March 12, 2024
Page 2
         regulations and policies" rather than the more detailed "...interventions in or the imposition of restrictions and limitations..." language. Make conforming revisions where this disclosure appears on page 5, and provide an individual cross-reference to the risk factor discussion on the cover page.
Prospectus Summary
Transfers of Cash To and From Our Subsidiaries, page 5

2. We note your revised disclosure in response to prior comment 3. Please also address the approval and registration requirements for funds transferred from the holding company to PRC subsidiaries that you discuss in a risk factor on page 34 (i.e., "PRC regulation of loans to and direct investment..."). Provide a cross-reference to this risk factor.
Summary Risk Factors
Risks Related to Doing Business in China, page 11

3. We note your response to prior comment 4 and reissue in part. Where you discuss risks arising from the legal system in China, revise to acknowledge that rules and regulations in
         China can change quickly with little advance notice. Revise to discuss the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Lastly, acknowledge risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Regulatory Approval of the PRC and Hong Kong
Permission Required from PRC Authorities, page 16

4. We note your response to prior comment 6. Please revise to clarify whether you are relying on a formal opinion of counsel with respect to your conclusion that you are not required to obtain any permission from PRC government authorities to offer securities to foreign investors, aside from filing procedures with the China Securities Regulatory
       Commission (CSRC). In this regard, we note your statement that you have been "advised by" PRC counsel with respect to this conclusion, while you state elsewhere that you are relying on "the opinion of" PRC counsel with respect to other conclusions regarding
FirstName LastNameLiu Xiaohua
       permissions and approvals. Additionally, please disclose on the prospectus cover page, as
Comapany    NameStar
       you do           Fashion
               here, that        CultureisHoldings
                          this offering            Limited
                                           contingent upon completion of the
CSRC review process
       pursuant  to the
March 12, 2024 Page 2   Trial Measures.
FirstName LastName
 Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
March      NameStar Fashion Culture Holdings Limited
       12, 2024
March3 12, 2024 Page 3
Page
FirstName LastName
Risk Factors
Risks Related to Doing Business in China, page 29

5. We note your response to prior comment 7 and reissue in part. Where you discuss the
         Chinese government's oversight over your business, highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Your statement on page 30 that, "...PRC authorities may be authorized by the PRC laws and regulations to supervise our operations," does not convey the same risk. In your added disclosure on page 31 regarding recent statements made by the PRC government, further revise to clarify that these statements indicate intent to exert more control, as well as oversight, over offerings that are conducted overseas and/or foreign investment in China-
         based issuers.
Our Corporate Structure and History, page 66

6. We note your response to prior comment 10 and reissue the request that you revise here and in the prospectus summary and Business section to disclose when Star Fashion
         (Xiamen) began operations. Additionally, please revise or clarify your statement that a certain equity transfer occurred "September 8, 2024" in this section and on pages 4 and F-
         7.
Management, page 86

7. We note your disclosure that Wei Meizhong, You Zhi, and Tian Tao "...will be [y]our independent director[s] effective upon effectiveness of this registration statement," but the signature page to the registration statement suggests that Meizhong, Zhi, and Tao each will sign the registration statement in the capacity of independent director when it is filed.
         Please revise your disclosure or advise. If these individuals will not sign the registration statement and will become directors after it is filed, file as exhibits the consent of each individual required by Rule 438 under the Securities Act of 1933. Please contact Tony Watson at 202-551-3318 or Joel Parker at
202-551-3651 if you have
questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Jeffrey Yeung